UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ/ME No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), in the form and purposes of article 157, paragraph 4, of Law No. 6,404/76 and in the terms of CVM Resolution No. 44/2021, as amended, comes to the public to inform to its shareholders and market in general that the Voting Agreement signed on October 1, 2020, by the controlling shareholders Telefónica S.A. (“Telefónica”), Telefónica Latinoamérica Holding S.L. (“TLH”) and SP Telecomunicações Participações Ltda. (“SP Telecom” or “Society”), with the Company consent intervention (“Voting Agreement”), lost its purpose and effectiveness as a result of the liquidation and extinction of SP Telecom that took place on this date, given that its purpose consisted of maintaining the exercise of direct control power by SP Telecom.

The shares issued by the Company and held by SP Telecom (“Shares”) were delivered to its partners Telefónica and TLH, in the proportion of their respective participation in the social capital of the Society, within the scope of the sharing of shareholders’ equity. The Company informs that the liquidation of SP Telecom, the consequent termination of the Voting Agreement and the aforementioned delivery of the Shares do not result in a change in the composition of the Company’s control (which was already indirectly held jointly by TLH, Telefónica and SP Telecom, all companies under common control with Telefónica), its administrative structure or its regular operation.

The Company reiterates its commitment to maintain the shareholders and market in general duly informed, in line with the best corporate governance practices and in accordance with the applicable legislations and regulations, through its usual information disclosure channels, the websites from CVM (www.cvm.gov.br), from B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Company’s (www.ri.telefonica.com.br).

.

São Paulo, October 31, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687, Email: ir.br@telefonica.com

www.ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 31, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director